SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              TECHTEAM GLOBAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    878311109
                                 (CUSIP Number)

                                 MARCH 17, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)











                             (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878311109             13G              Page 2 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            DIKER MANAGEMENT, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               DELAWARE
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               460,364
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               460,364
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               460,364
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               5.2%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IA*
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. 878311109            13G               Page 3 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Charles M. Diker
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               460,364
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               460,364
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               460,364
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               5.2%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IN*
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. 878311109            13G               Page 4 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Mark N. Diker
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               460,364
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               460,364
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               460,364
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               5.2%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IN*
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. 878311109            13G              Page 5 of 9 Pages


Item 1(a).     Name of Issuer:

     The name of the issuer is TECHTEAM GLOBAL, INC. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 27335 WEST 11 MILE ROAD, SOUTHFIELD, MI 48034

Item 2(a).     Name of Person Filing:

     This statement is filed by:

         (i) DIKER MANAGEMENT, LLC, a Delaware limited liability company ("DIKER MANAGEMENT"), as the investment manager of the Delaware limited partnerships the Diker Value-Tech Fund, LP (the "Partnership"), the Diker Value-Tech QP Fund, LP (the "QP Partnership"), the Diker Micro & Small Cap Fund, LP ("Micro") and the Diker M&S Cap Master Fund, Ltd. ("M&S") with respect to the Stock directly owned by each of the Partnership, the QP Partnership, Micro and M&S (collectively, the "Diker Funds") and as the investment adviser of separately managed accounts (the "Managed Accounts"), with respect to the shares of Common Stock held by the Diker Funds and the Managed Accounts;

        (ii) CHARLES M. DIKER, a citizen of the United States, and the managing member of Diker Management, with respect to the shares of Common Stock subject to the control of Diker Management; and

        (iii) MARK N. DIKER, a citizen of the United States, and the managing member of Diker Management, with respect to the shares of Common Stock subject to the control of Diker Management.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 878311109                13G                     Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 745 FIFTH AVENUE, SUITE 1409, NEW YORK, NEW YORK 10151.

Item 2(c).     Citizenship:

     DIKER MANAGEMENT IS A DELAWARE LIMITED LIABILITY COMPANY. EACH OF CHARLES
M. DIKER AND MARK N. DIKER IS A UNITED STATES CITIZEN.

Item 2(d).     Title of Class of Securities:

     COMMON STOCK, $0.01 PAR VALUE (THE "COMMON STOCK").

Item 2(e).  CUSIP Number:

     878311109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     IF THIS STATEMENT IS FILED PURSUANT TO 13D-1(C), CHECK THIS BOX: [X]

CUSIP No. 878311109               13G                 Page 7 of 9 Pages

Item 4.   Ownership.

         A. DIKER MANAGEMENT, LLC
                 (a) Amount beneficially owned: 460,364
                 (b) Percent of class: 5.2% The percentages used herein and in the rest of Item 4 are calculated based upon the 8,775,970 shares of common stock issued and outstanding as of MARCH 11, 2005 as reported on the Company's
                     Form 10-K for the fiscal year ended December 31, 2004 filed on MARCH 18, 2005.
                 (c) (i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 460,364
                   (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                           460,364

         B. CHARLES M. DIKER
                 (a) Amount beneficially owned: 460,364
                 (b) Percent of class: 5.2%
                 (c)(i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 460,364
                  (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition:
                          460,364

         C. MARK N. DIKER
                (a) Amount beneficially owned: 460,364
                (b) Percent of class: 5.2%
                (c)(i) Sole power to vote or direct the vote: -0-
                  (ii) Shared power to vote or direct the vote: 460,364
                 (iii) Sole power to dispose or direct the disposition: -0-
                  (iv) Shared power to dispose or direct the disposition:
                         460,364

CUSIP No. 878311109               13G                 Page 8 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Managed Accounts and investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds and the Managed Accounts. Charles M. Diker and Mark N. Diker are the managing members of Diker Management, and in that capacity direct its operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker Management. The Reporting Persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares. The Reporting Persons have elected to file Schedule 13G nonetheless.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 878311109              13G                Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  APRIL 20, 2005

                                    DIKER MANAGEMENT, LLC



                                    /s/ Mark N. Diker
                                    ---------------------------------------
                                    NAME: MARK N. DIKER
                                    TITLE: MANAGING MEMBER




                                    CHARLES M. DIKER,  INDIVIDUALLY



                                    /s/ Charles M. Diker
                                    ---------------------------------------
                                    NAME: CHARLES M. DIKER





                                    MARK N. DIKER,  INDIVIDUALLY



                                    /s/ Mark N. Diker
                                    ---------------------------------------
                                    NAME: MARK N. DIKER